SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

TOKYO KYUKO DENTETSU KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU CORPORATION
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Kazuyoshi Shimojima
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-9603
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of a press release made in Japan, Tokyu Corporation's home jurisdiction, on May 27, 2002 (Tokyo). A copy of this translation is also available on Tokyu Corporations's website at www.tokyu.co.jp/guide/g09fram.html. Attached as Attachment II is a copy of a press release issued in the United States on May 28, 2002 which summarizes the Japanese press release and includes information regarding how a copy of the full English translation of the Japanese press release may be obtained. Attached as Attachment III is a copy of Supplementary Explanation Materials which Tokyu Corporation has posted on its website at www.tokyu.co.jp/guide/ir/g03h.html.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of the Amendment to the Current Report of Tokyu Corporation filed with the Kanto Finance Bureau of the Japanese Ministry of Finance on May 27, 2002 (Tokyo). Tokyu Corporation and Tokyu Car Corporation also jointly submitted notice in Japanese to the Tokyo Stock Exchange on May 27, 2002 (Tokyo) in the same form as the Japanese press release referenced in Part I, an English translation of which is attached as Attachment I.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on April 26, 2002.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yuji Kinoshita

(Signature)

Yuji Kinoshita
General Manager
Group Restructuring Strategy & Investor Relations Division
Corporate Headquarters

(Name and Title)

May 28, 2002

(Date)

Attachment I

May 27, 2002

To Whom It May Concern:

Company Name: TOKYU CORPORATION
Name of Representative Director: Kiyofumi Kamijo, President & Representative Director
(Code No.9005, Tokyo Stock Exchange, First Section)

Company Name: TOKYU CAR CORPORATION
Name of Representative Director: Takeo Momose, President
(Code No.7123, Tokyo Stock Exchange, First Section,
Osaka Stock Exchange, First Section)

Notice of Execution of Share Exchange Agreement

We hereby notify that Tokyu Corporation (hereinafter "Tokyu") and Tokyu Car Corporation (hereinafter "TCC") have entered into a Share Exchange Agreement on May 27, 2002 in accordance with the resolutions of the boards of directors of both companies dated the same date and the Memorandum of Understanding executed on April 25, 2002.

Description

1. Summary of the Share Exchange Agreement

(1) Method

Share exchange pursuant to Articles 352 through 363 of the Commercial Code of Japan to make Tokyu the wholly-owning parent company of TCC and TCC the wholly-owned subsidiary of Tokyu.

(2) Conversion rate of shares

Tokyu will issue 17,085,175 shares of common stock upon the execution of share exchange and will distribute 0.167 shares of Tokyu stock in exchange for each one (1) share of TCC stock (excluding those held by Tokyu) to the shareholders of TCC based upon the Record of Shareholders and the Record of Beneficial Shareholders (*jisshitsu kabunushi meibo*).

(3) Record date for distribution

The record date of issuance for purposes of determining payment of dividends with respect to the new Tokyu shares issued upon the share exchange will be October 1, 2002.

(4) Share capital and capital surplus

Tokyu's share capital and capital surplus will increase as follows:

Share capital:	No increase
Capital surplus:	To be increased by the amount of TCC's net assets on the day of the share exchange multiplied by the ratio of the TCC shares to be transferred to Tokyu through the share exchange to the total number of issued shares of TCC.

(5) Payment of dividends

Tokyu will pay dividends of 2.5 Japanese Yen per each Tokyu share to its shareholders or recorded pledgees based on the Record of Shareholders and the Record of Beneficial Shareholders on March 31, 2002 for an aggregate total of not more than 2,808,877,303 Japanese Yen.

2. Schedule for Share Exchange

May 27, 2002	Approval of the Share Exchange Agreement by the boards of directors of both companies
May 27, 2002	Execution of the Share Exchange Agreement
June 27, 2002	Annual general shareholders' meeting of both companies to approve the Share Exchange Agreement
October 1, 2002	Date of execution of the Share Exchange

Inquiries may be directed to:

TOKYU CORPORATION
Yoshihiro Yasuda, Atsushi Shinbori, Public Relations Division
(Telephone: 03-3477-6086) or
Kazuyoshi Kashiwazaki,
Accounting Section, Finance and Accounting Division
(Telephone: 03-3477-6168)

TOKYU CAR CORPORATION
Takayuki Kobayashi, Kouichirou Sakata, Public Relations Department
(Telephone: 03-5431-1053) or
Tadao Yoshida, Finance and Accounting Department
(Telephone: 045-701-5711)

Attachment II

For Immediate Release

Press Release

Tokyo, Japan, May 28, 2002--Notice of execution of share exchange agreement. Tokyu Corporation (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Kiyofumi Kamijo) and Tokyu Car Corporation (Headquarters: Yokohama, Kanagawa; President: Takeo Momose) have entered into a Share Exchange Agreement on May 27, 2002 in accordance with the resolutions of the boards of directors of both companies dated the same date and the Memorandum of Understanding executed on April 25, 2002. The share exchange will be conducted in accordance with Japanese law to make Tokyu the wholly-owning parent company of Tokyu Car and Tokyu Car the wholly-owned subsidiary of Tokyu. Tokyu will issue 17,085,175 shares of common stock upon the execution of share exchange and will distribute 0.167 shares of Tokyu stock in exchange for each one (1) share of Tokyu Car stock (excluding those held by Tokyu) to the shareholders of Tokyu Car based upon the record of shareholders and the record of beneficial shareholders. The record date of issuance for purposes of determining payment of dividends with respect to the new Tokyu shares issued upon the share exchange will be October 1, 2002. In addition, Tokyu will pay dividends of 2.5 Japanese yen per each Tokyu share to its shareholders or recorded pledgees based upon the record of shareholders and the record of beneficial shareholders on March 31, 2002 for an aggregate total of not more than 2,808,877,303 Japanese yen. The annual general shareholders' meeting of both companies to approve the Share Exchange Agreement will be separately held on June 27, 2002 and, subject to such approval, the share exchange is scheduled to take place on October 1, 2002.

If any shareholder of Tokyu or Tokyu Car would like a complete English translation of the press release issued in Japan, it is available on Tokyu Corporation's website at www.tokyu.co.jp/guide/g09fram.html or a copy may be obtained by requesting one directly via international post at the following address: Tokyu Corporation, Attn: Kazuyoshi Shimojima, 5-6 Nampeidai-cho, Shibuya-ku, Tokyu 150-8511, Japan, Tel: 81-3-3477-9603.

This press release relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Attachment III

Slide 1

FOR YOUR CONVENIENCE
TRANSLATION ONLY

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES: This document relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court 's judgment.

Supplementary Explanation Material

(Tokyu Car Corporation Becoming
A Wholly-owned Subsidiary through Share Exchange)

26 April 2002

Extraordinary Explanatory Meeting for Investors

Tokyu Corporation

(9005)

http://www.tokyu.co.jp/

Slide 2

Contents

- "Outline of Parties Involved" & "Capital Relationships" 1
- < Non-Consolidated >
  Financial Results for the Last Three Fiscal Years 2
- < Consolidated >
  Financial Results for the Last Three Fiscal Years 3
- < Consolidated >
  Segment Information of Tokyu Car Corp. 4
- Sales for Tokyu Corp. & Tokyu Car Corp. Net Assets Book Value & Tokyu Corp. Investment Book Value of Tokyu Car Corp. 5

Slide 3

"Outline of Parties Involved" & "Capital Relationships"

■ Outline of Parties Involved

(As of 30 September 2001)

	Tokyu Corp.	Tokyu Car Corp.
Line of business	Railway business Real estate business Hotel business etc.	Railway vehicles Special equipment cars Parking systems
Number of issued and outstanding shares	1,123,885 thousand shares	123,367 thousand shares

■ Capital Relationships

(As of 30 September 2001)

↓ Shareholder	Shares of Tokyu Corp.		Shares of Tokyu Car Corp.	
Tokyu Corp.			21,061 thousand shares	17.07%
Tokyu Car Corp.	5,868 thousand shares	0.52%		
Other group companies	17,055 thousand shares	1.52%	7,056 thousand shares	5.72%
Total	22,924 thousand shares	2.04%	28,117 thousand shares	22.79%

1

Slide 4

< Non-Consolidated >

Financial Results for the Last Three Fiscal Years

(¥ million)

	Tokyu Corp.			Tokyu Car Corp.		
	FY 3 / 1999	FY 3 / 2000	FY 3 / 2001	FY 3 / 1999	FY 3 / 2000	FY 3 / 2001
Operating revenues	301,977	282,691	292,499	47,130	57,157	49,951
Operating income	50,373	53,922	46,333	-5,621	-6,271	-1,893
Recurring income	32,890	31,026	18,443	-6,463	-6,071	-3,267
Net income	9,501	6,306	6,997	-1,742	-7,939	-3,540
Current assets	311,738	287,621	254,013	56,748	43,452	34,648
Fixed assets	1,148,671	1,253,048	1,317,060	29,080	30,843	39,615
Total assets	1,460,409	1,540,669	1,571,073	85,828	74,296	74,263
Current liabilities	329,783	368,284	446,885	46,350	35,243	38,288
Long-term liabilities	889,088	930,125	875,354	2,425	9,940	8,647
Total liabilities	1,218,871	1,298,410	1,322,240	48,775	45,183	46,936
(Interest-bearing debt)	897,161	980,291	974,717	27,816	28,576	28,793
Common stock	107,542	107,542	107,542	14,047	14,047	14,047
Total shareholders' equity	241,538	242,259	248,833	37,052	29,112	27,327

2

Slide 5

< Consolidated >

Financial Results for the Last Three Fiscal Years

(¥ million)

	Tokyu Corp.			Tokyu Car Corp.		
	FY 3 / 1999	FY 3 / 2000	FY 3 / 2001	FY 3 / 1999	FY 3 / 2000	FY 3 / 2001
Operating revenues	573,423	995,228	1,012,890	51,603	61,449	55,228
Operating income	48,965	60,416	64,374	-5,495	-5,916	-1,612
Recurring income	24,454	31,249	23,634	-6,731	-6,090	-2,900
Net income	-27,900	1,764	-30,163	-2,016	-8,128	-2,831
Current assets	799,505	816,773	719,489	57,088	43,394	35,291
Fixed assets	1,545,991	1,693,973	1,780,396	28,841	30,624	39,620
Total assets	2,360,427	2,528,353	2,499,886	85,930	74,018	74,911
Current liabilities	1,121,030	1,142,405	1,158,301	47,595	36,299	39,507
Long-term liabilities	1,052,634	1,188,045	1,189,089	2,500	10,000	8,726
Total liabilities	2,173,665	2,330,450	2,347,390	50,096	46,300	48,223
(Interest-bearing debt)	1,438,740	1,536,831	1,506,916	28,028	28,614	28,845
Minority interests	10,448	21,436	13,429	19	—	—
Common stock	107,542	107,542	107,542	14,047	14,047	14,047
Total shareholders' equity	176,314	176,465	139,066	35,814	27,718	26,677

3

Slide 6

< Consolidated >

Segment Information of Tokyu Car Corp.

(¥ million)

	FY 3 / 1999	FY 3 / 2000 vs. prior year	FY 3 / 2000	FY 3 / 2001 vs. prior year	FY 3 / 2001
Operating revenues					
Railway vehicles	19,208	60.2%	30,763	-31.7%	21,013
Special equipment cars	20,958	-6.6%	19,573	5.3%	20,606
Parking systems	11,437	-2.8%	11,112	22.5%	13,609
Total	51,603	19.1%	61,449	-10.1%	55,228
Elimination / Headquarters	—	—	—	—	—
< Consolidated operating revenues >	51,603	19.1%	61,449	-10.1%	55,228
Operating expenses					
Railway vehicles	19,378	55.5%	30,129	-36.2%	19,214
Special equipment cars	24,378	-1.8%	23,944	-7.0%	22,261
Parking systems	10,516	-0.4%	10,476	28.1%	13,416
Total	54,273	18.9%	64,550	-15.0%	54,893
Elimination / Headquarters	2,825	-0.4%	2,815	-30.8%	1,948
< Consolidated operating expenses >	57,099	18.0%	67,365	-15.6%	56,841
Operating income					
Railway vehicles	-170	—	633	184.0%	1,798
Special equipment cars	-3,420	—	-4,370	—	-1,655
Parking systems	920	-30.9%	636	-69.8%	192
Total	-2,669	—	-3,100	—	335
Elimination / Headquarters	-2,825	—	-2,815	—	-1,948
< Consolidated operating income >	-5,495	—	-5,916	—	-1,612

4

Slide 7

Sales for Tokyu Corp. & Tokyu Car Corp. Net Assets Book Value & Tokyu Corp. Investment Book Value of Tokyu Car Corp.

■ Sales for Tokyu Corporation

(¥ million)

	FY 3/1999	FY 3/2000	FY 3/2001
Total Sales (Non-consolidated) Sales for Tokyu Corporation (including component sales other than railway cars)	47,130 1,658	57,157 7,498	49,951 2,880
Number of domestic railway car sales Railway car sales for Tokyu Corp.	178 cars 8 cars	296 cars 66 cars	251 cars 14 cars

■ Tokyu Car Corp. Net Assets Book Value & Tokyu Corp. Investment Book Value of Tokyu Car Corp. (Consolidated Basis)

Tokyu Car Corp. Net Assets Book Value as of Mar. 2002 (forecast <as at 23 Apr. 2002>) 23.9 billion yen

Tokyu Corp. Investment Book Value before Share Exchange 4.4 billion yen
(FY 3/2002 Year End Forecast <as at 23 Apr. 2002>, 23.9 billion yen×equity ratio 18.5%)

Increase of Investment Book Value after Share Exchange 7.3 billion yen
(Reference using the closing price 428 yen as at 23 Apr. 2002 and assuming that all shares are issued newly)

Tokyu Corp. Investment Book Value of Tokyu Car Corp. after Share Exchange (reference) 11.7 billion yen

5

Exhibit I

AMENDMENT TO CURRENT REPORT

TOKYU CORPORATION

611004

AMENDMENT TO CURRENT REPORT

TO: CHIEF OF THE KANTO FINANCE BUREAU

DATE OF SUBMISSION: MAY 27, 2002

COMPANY NAME IN JAPANESE: TOKYO KYUKO DENTETSU KABUSHIKI KAISHA

COMPANY NAME IN ENGLISH: TOKYU CORPORATION

NAME AND TITLE OF CORPORATE REPRESENTATIVE:
KIYOFUMI KAMIJO, PRESIDENT AND REPRESENTATIVE DIRECTOR

HEADQUARTERS LOCATION: 5-6 NAMPEIDAI-CHO, SHIBUYA-KU, TOKYO
TELEPHONE: (03) 3477-6400

CONTACT PERSON: KAZUYOSHI KASHIWAZAKI, SENIOR MANAGER
OF ACCOUNTING SECTION, FINANCE AND ACCOUNTING DIVISION

NEAREST CONTACT PLACE: SAME AS ABOVE
TELEPHONE: SAME AS ABOVE

CONTACT PERSON: SAME AS ABOVE

LOCATIONS WHERE A COPY OF THISAMENDMENT TO CURRENT REPORT IS AVAILABLE FOR PUBLIC INSPECTION

NAME OF PLACE	LOCATION
TOKYO STOCK EXCHANGE	2-1 KABUTO-CHO, NIHONBASHI, CHUO-KU, TOKYO

(NO. OF PAGES IN THIS DOCUMENT: PAGES INCLUDING THE COVER PAGE)

1. Reasons for Submitting the Report

At a meeting of the Board of Directors of Tokyu Corporation (hereinafter "Tokyu") held on April 25, 2002, it was decided that Tokyu Car Corporation (hereinafter "TCC") shall become a wholly-owned subsidiary of Tokyu as of October 1, 2002 through a share exchange subject to the execution of a share exchange agreement and approval of such share exchange agreement at the respective annual general meetings of shareholders of Tokyu and TCC which are both scheduled for late June 2002, and that at such share exchange 0.167 shares of the stock of Tokyu shall be allocated for each one (1) share of TCC and distributed to TCC's shareholders other than Tokyu. Tokyu executed a memorandum of understanding regarding a share exchange as of April 25, 2002, which was submitted pursuant to the provisions of Article 24-5(4) of the Securities and Exchange Law of Japan and Article 19(2)(ii), (iii) and (vi-2) of the Ordinance of the Prime Minister's Office Regarding the Disclosure of Corporate Affairs. Tokyu and TCC have executed and entered into a Share Exchange Agreement, and hereby submit this amendment to current report pursuant to Article 24-5(5) of the Securities and Exchange Law.

2. Contents of the Report

(a) Items relating to the shares to be issued

Before amendment:

(i) Number of shares to be issued:

To be decided

(ii) Issue price and amount of capitalization per share:

To be decided

(iii) Aggregate amount of issue price and of capitalization:

To be decided

After amendment:

(iv) Number of shares to be issued:

17,085,175 shares

(v) Issue price and amount of capitalization per share:

The issue price will be the amount of TCC's net assets on the day of the share exchange multiplied by the ratio of the TCC shares to be transferred to Tokyu through the share exchange to the total number of issued shares of TCC, divided by the number of new Tokyu shares to be issued upon for the share exchange.

The amount of capitalization per share will be zero (0) yen.

(vi) Aggregate amount of issue price and of capitalization:

The total issue price will be the amount of TCC's net assets on the day of the share exchange multiplied by the ratio of the TCC shares to be transferred to Tokyu through the share exchange to the total number of issued shares of TCC.

The total amount of capitalization per share will be zero (0) yen.

(b) Items relating to the company that will become a wholly-owned subsidiary

Before amendment:

(i) Method of share exchange and contents of the share exchange agreement:

(1) Method of share exchange

Pursuant to the memorandum of understanding regarding the share exchange signed on April 25, 2002, and subject to the execution of a share exchange agreement and approval of such share exchange agreement at the respective annual general meetings of shareholders of Tokyu and TCC which are both scheduled for late June, 2002, Tokyu will designate October 1, 2002 as the date of share exchange, and allocate and distribute 0.167 shares of Tokyu's stock to TCC's shareholders other than Tokyu in exchange for each one (1) share of TCC stock they hold. Through such share exchange, the shares of TCC stock held by its shareholders other than Tokyu will be transferred to Tokyu, and TCC will become a wholly-owned subsidiary of Tokyu.

(2) Contents of the memorandum of understanding regarding the share exchange agreement

The following are the contents of the memorandum of understanding regarding the share exchange agreement entered into on April 25, 2002 by and between Tokyu and TCC:

Memorandum of Understanding regarding Share Exchange (hereinafter this "MOU")

This Agreement is made and entered into as of April 25, 2002 by and between TOKYU CORPORATION(hereinafter "TOKYU") and Tokyu Car Corporation(hereinafter "Tokyu Car") in connection with the basic matters regarding the execution of the share exchange.

Article 1. Execution of share exchange
TOKYU and Tokyu Car shall execute a share exchange that causes TOKYU to become the wholly-owning parent company and Tokyu Car to become a wholly-owned subsidiary of TOKYU.

Article 2. Date of share exchange
The date of the share exchange shall be October 1, 2002, provided that the date may be changed, if necessary, upon consultation between TOKYU and Tokyu Car.

Article 3. Shareholders' approval for share exchange agreement
TOKYU and Tokyu Car shall request approval for the Share Exchange Agreement and the necessary matters related thereto at each company's respective annual general shareholders' meeting scheduled to be held in late June 2002, provided that the date may be changed, if necessary, upon consultation between TOKYUandTokyu Car.

Article 4. Share exchange ratio
(1) TOKYU shall allocate and distribute 0.167 shares of TOKYU's common stock for each one (1) share of Tokyu Car's common stock, except for the Tokyu Car stock held by TOKYU, to which no TOKYU stock will be allocated.
(2) The share exchange ratio under Article 4(1) may be revised and changed upon consultation between TOKYU and Tokyu Car in case of material changes of the financial circumstances or business of either TOKYU or Tokyu Car.

Article 5. Execution of the share exchange agreement
TOKYU and Tokyu Car will execute a share exchange agreement upon reaching mutual consent in connection with the terms and conditions of the share exchange described in this MOU after faithful discussions between TOKYU and Tokyu Car of the details of the share exchange. It should be noted that the execution of the share exchange agreement is scheduled for late May 2002.

Article 6. Management of company assets
Subsequent to the execution of this MOU and on or before the date of share exchange, TOKYU and Tokyu Car shall exercise due care in conducting their business and managing and administering their assets. Any transaction that materially affects the assets or rights and obligations of TOKYU or Tokyu Car shall be made upon prior consultation between TOKYU and Tokyu Car.

Article 7. Cancellation due to material changes of circumstances

Subsequent to the execution of this MOU and on or before the date of execution of the share exchange agreement, TOKYU and Tokyu Car may cancel this agreement upon consultation in case of material changes of the financial circumstances or business of either TOKYU or Tokyu Car.

Article 8. Matters subject to consultation
In addition to the matters described in this MOU, the necessary matters related to the share exchange shall be determined upon consultation between TOKYU and Tokyu Car in accordance with this MOU.

This agreement has been executed in duplicate, each party retaining one copy thereof.

TOKYU CORPORATION /s/ Kiyofumi Kamijo
President and Representative Director
TOKYU CORPORATION
5-6 Nampeidai-cho,Shibuya-ku,Tokyo

Tokyu Car Corporation /s/Takeo Momose
President
Tokyu Car Corporation
3-1 Ookawa, Kanazawa-ku, Yokohama, Kanagawa

<u>**After amendment:**</u>

(ii) Method of share exchange and contents of the share exchange agreement:

(1) Method of share exchange

Pursuant to the share exchange agreement signed on May 27, 2002, and subject to the approval of such agreement at the respective annual general meetings of shareholders of Tokyu and TCC which are both scheduled for June 27, 2002, Tokyu will designate October 1, 2002 as the date of share exchange, and allocate and distribute 0.167 shares of Tokyu's stock to TCC's shareholders other than Tokyu in exchange for each one (1) share of TCC stock they hold. Through such share exchange, the shares of TCC stock held by its shareholders other than Tokyu will be transferred to Tokyu, and TCC will become a wholly-owned subsidiary of Tokyu.

(2) Contents of the share exchange agreement

The following are the contents of the share exchange agreement entered into on May 27, 2002 by and between Tokyu and TCC:

Share Exchange Agreement
(hereinafter this "Agreement")

This Agreement is made and entered into as of May 27, 2002 by and between TOKYU CORPORATION(hereinafter "TOKYU") and TOKYU CAR CORPORATION (hereinafter "Tokyu Car") in connection with the basic matters regarding the execution of the share exchange.

Article 1. Execution of share exchange
TOKYU and Tokyu Car shall execute a share exchange pursuant to Articles 352 through 363 of the Commercial Code of Japan that causes TOKYU to become the wholly-owning parent company of Tokyu Car and Tokyu Car to become a wholly-owned subsidiary of TOKYU.

Article 2. Amendment of the Articles of Incorporation
Effective from the date of the share exchange, Tokyu shall amend its Articles of Incorporation as follows:

> Insert between the last item and the item prior thereto of Article 2 of the Articles of Incorporation the following item and renumber the items accordingly:
> "Manufacture, repair and sales of railroad vehicles, cars, containers and a parking system as well as their components"

Article 3 Issuance and allotment of shares upon Share Exchange
Tokyu will issue 17,085,175 shares of common stock on the occasion of the share exchange, and distribute 0.167 shares of Tokyu common stock for each one (1) share of TCC common stock held by all shareholders (except Tokyu) based on TCC's List of Shareholders (including the List of Beneficiary Shareholders, hereafter the same) effective the day before the date of the Share Exchange.

Article 4 Calculation date for the payment of dividends
The record date for the purposes of determining payment of dividends on the new shares of Tokyu stock, which are issued on the occasion of the share exchange in accordance with Article 3, shall be October 1, 2002.

Article 5 The amount of share capital, and capital surplus required
Tokyu's amount of share capital and capital surplus to be increased due to the share exchange is as follows.

(1) Share capital	No increase
(2) Capital surplus	To be increased by the amount of TCC's net assets on the day of the share exchange multiplied by the ratio of the TCC shares to be transferred to Tokyu through the share exchange to the total number of issued shares of TCC.

Article 6 General shareholders' meeting for the approval of share exchange agreement

Both Tokyu and TCC shall at their Shareholder Meetings (hereinafter "general meeting approval of share exchange agreement") to be convened on June 27, 2002, pass resolutions regarding the necessary items for the approval of this contract and the exchange of shares.
However this date may be changed, if necessary, upon consultation between Tokyu and TCC.

Article 7 Date of Share Exchange
The date of the share exchange shall be October 1, 2002. However this date may be changed, if necessary, upon consultation between Tokyu and TCC.

Article 8 Payment of dividends before the date of the share exchange
Tokyu will pay dividends of 2.5 Japanese Yen per each Tokyu share to its shareholders or recorded pledgees based on the Record of Shareholders on March 31, 2002 for an aggregate total of not more than 2,808,877,303 Japanese Yen.

Article 9 Terms of officers appointed before the date of the share exchange
The term of any person who held office as the director or auditor of Tokyu before the date of the share exchange will remain in said position for the term predetermined as long as there is no exchange of shares as referred to in this Agreement.

Article 10 Management of company assets
Subsequent to the execution of this agreement and on or before the date of share exchange, Tokyu and TCC shall exercise due care in conducting their business and managing and administering their assets. Any transaction that materially affects the assets or rights and obligations of Tokyu or TCC shall be made upon prior consultation between Tokyu and TCC.

Article 11 Changes in the terms of the share exchange and termination
On or after the execution of this Agreement until the date of share exchange, Tokyu and TCC may amend or terminate this Agreement upon mutual consultation in case of material changes in the financial circumstances or business of either Tokyu or TCC.

Article 12 Validity of this Agreement
This Agreement shall lose its validity if either Tokyu or TCC is unable to gain general meeting approval of share exchange agreement as stated in Article 6.

Article 13 Matters subject to consultation
In addition to the matters described in this Agreement, the necessary matters related to the share exchange shall be determined upon consultation between Tokyu and TCC in accordance with this contract.

This agreement has been executed in duplicate, each party retaining one copy thereof.

May 27, 2002

TOKYU CORPORATION /s/ Kiyofumi Kamijo
President and Representative Director

TOKYU CORPORATION
5-6 Nampeidai-cho,Shibuya-ku,Tokyo

Tokyu Car Corporation	/s/Takeo Momose President Tokyu Car Corporation 3-1 Ookawa, Kanazawa-ku, Yokohama, Kanagawa

Minutes of Monthly Board Meeting (Excerpt)

Tokyu Corporation

Minutes of Monthly Board Meeting (Excerpt)

Date and time: Monday, May 27, 2002, 11:00 a.m.
Place: Company Board Room, 5-6 Nampeidai-cho, Shibuya-ku,Tokyo
Persons Present: Total number of directors: 28 Directors Present: 26
Total number of auditors: 5 Auditors Present: 4

Chairman of the Board & Representative Director Shinobu Shimizu declared the commencement of the meeting to address the following agendas, which were explained by President & Representative Director Kiyofumi Kamijo.

Proposal Number Two: Execution of Share Exchange Agreement between Tokyu Car Corporation (hereinafter "TCC")

President & Representative Director Kiyofumi Kamijo mentioned that Tokyu Corporation has entered as of April 25, 2002 into a Memorandum of Understanding regarding Share Exchange (hereinafter "MOU") between TCC and stated the intention to enter into a Share Exchange Agreement between TCC accompanied with a detailed description of the transaction referring to a draft of the Share Exchange Agreement, the Report regarding the Determination of Conversion Rate, the Opinion of KPMG Corporate Finance K.K., TCC's balance sheet and profit and loss statement, upon which a unanimous consent was given.

1. Method of share exchange:

Share exchange pursuant to Article 352 to 363 of the Commercial Code of Japan for the purposes of making Tokyu Corporation the wholly-owning parent corporation of TCC and making TCC the wholly-owned subsidiary of Tokyu Corporation.

2. Schedule for share exchange

May 27, 2002	Execution of the Share Exchange Agreement
June 27, 2002	Annual general shareholders' meeting of both companies to approve the Share Exchange Agreement
October 1, 2002	Date of execution of the share exchange

3. Contents of the Share Exchange Agreement

(1) Amendment of Tokyu's Articles of Incorporation

Effective from the date of the share exchange, Tokyu shall amend its Articles of Incorporation as follows:

Insert between the last item and the item prior thereto of Article 2 of the Articles of Incorporation the following item and renumber the items accordingly:

"Manufacture, repair and sales of railroad vehicles, cars, containers and a parking system as well as their components"

(2) Conversion rate for share exchange

Name of company	TOKYU CORPORATION (Wholly-owning parent company)	TCC (Wholly-owned subsidiary)
Conversion rate of shares	1	0.167

0.167 shares of Tokyu stock will be allocated for each one (1) share of TCC stock and distributed to each existing shareholder of TCC (excluding Tokyu).

The discussions regarding the conversion rate for the share exchange were based on the calculations by KPMG Corporate Finance K.K. upon Tokyu Corporation's request and by Mizuho Securities Co., Ltd. upon TCC's request.

Upon deciding the conversion rate, Tokyu Corporation's Board of Directors has obtained from KPMG Corporate Finance K.K. an opinion to the effect that such conversion rate should be financially appropriate for the shareholders of Tokyu Corporation.

(3) New shares to be issued upon share exchange

17,085,175 shares of common stock

(4) Record date for payment of dividends on the new shares

October 1, 2002

(5) Amount of share capital, and capital surplus to be increased due to share exchange

Share capital	No increase
Capital surplus	To be increased by the amount of TCC's net assets on the day of the share exchange multiplied by the ratio of the TCC shares to be transferred to Tokyu through the share exchange to the total number of issued shares of TCC.

(6) Limit of payment of dividends before the date of share exchange

2,808,877,303 yen (2.5 yen per share)

(7) Term of Tokyu's directors and auditors who took office before the date of share exchange

Until the date of resignation should there be no share exchange

(8) Changing the conditions of the share exchange and cancellation of this agreement

On and after the execution of this agreement until the date of share exchange, both corporations may amend or cancel this agreement upon mutual consultation, if there is a material change in the circumstances of both corporations in connection with their assets or management.

(9) Cancellation of the share exchange agreement

This agreement shall be null and void if no approval is given at the shareholders' meeting of both corporations.

Further reference omitted

After all agendas have been discussed, the Chairman declared the meeting finished at 12:40 p.m.

May 27, 2002

Monthly Board Meeting of Tokyu Corporation

Chairman	Chairman of the Board & Representative Director	Shinobu Shimizu
	President & Representative Director	Kiyofumi Kamijo
	Executive Vice President & Representative Director	Yasuhiro Yamaguchi
	Senior Managing Director	Katsuhiko Nishiyama
	Senior Managing Director	Sadayasu Nishimoto
	Senior Managing Director	Toshiaki Koshimura
	Managing Director	Morikuni Sasakura
	Managing Director	Tadashi Igarashi
	Managing Director	Takakuni Happo
	Managing Director	Katsuhisa Suzuki
	Director & Executive Corporate Advisor	Hisashi Nagatoshi
	Director	Tetsu Gotoh
	Director	Hisamitsu Tsukagoshi
	Director	Akira Komori
	Director	Ichigo Umehara
	Director	Motoo Kume
	Director	Tetsuo Nakahara
	Director	Isao Adachi
	Director	Hiroshi Shimonagata
	Director	Hiroshi Takeoka
	Director	Shoichiro Nagayama

Director	Hirosuke Isozaki
Director	Yoshiki Sugita
Director	Shigeru Okada
Director	Masatake Ueki
Director	Hirokazu Mizuta
Corporate Auditor	Shigetada Miyazaki
Corporate Auditor	Kenichiro Kakimoto
Corporate Auditor	Josei Itoh
Corporate Auditor	Takeshi Nagano

We certify that this document is an excerpt of the original minutes.

May 27, 2002
President & Representative Director
Kiyofumi Kamijo
Tokyu Corporation
5-6 Nampeidai-cho, Shibuya-ku,Tokyo